Via Facsimile and U.S. Mail
Mail Stop 6010

February 25, 2009

Mr. Ted T.H. Jeong
Rexahn Pharmaceuticals, Inc.
Chief Financial Officer
9620 Medical Center Drive
Rockville, Maryland 20850

**Re: Rexahn Pharmaceuticals, Inc.
        Item 4.01 Form 8-K
        Filed February 23, 2009
        File No. 001-34079**

Dear Mr. Jeong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K

(1) Resignation of Former Accountant.

1.   With respect to paragraph (iv), please amend your filing to filing to explicitly state whether during the Company's two most recent fiscal years and all subsequent interim periods through February 19, 2009 there were any disagreements with the former accountant on any matter of accounting principles

or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

(2) Engagement of New Accountant

2.   Please amend your filing to make the following revisions to your disclosure:

   a. Your reference to the "including all subsequent interim periods" is too vague. Please amend your filing to explicitly state whether, during your past two fiscal years through the date of engagement (February 20, 2009), you consulted Parente Randolph, LLC regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K.
   b. With respect to the paragraph (i), please revise your disclosure to state "the application of accounting principles to a specified transaction, either completed or proposed".
   c. With respect to the paragraph (ii), please revise your disclosure to state "Any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) and the related instructions to this item) or a reportable event (as described in paragraph 304(a)(1)(v))."

3.   Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Lazar Levine & Felix LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant